AKBANK

05009402

Rule 12g3-2(b) File No. 82-34825

28.06.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
<u>Rule 12g3-2(b) File No. 82-34825</u>

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan	Arbil Öztozlu
Investor Relations Department Head	Investor Relations Manager

Enclosure;

Letter regarding the new timetable of Akbank's financial disclosure

6115-1/2003(45)

LNDOCS01/383038.1

AKBANK

File No : 82 - 34825

28.June.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

To whom it may concern;

We have decided to publish our IFRS statements on an annual basis as the statutory statements are now being produced on the basis of nominal accounting whereas IFRS statements continue to be based on inflationary accounting and this is resulting in some confusion.

Besides that, the bank's taxes and dividends are based on the statutory statements that use nominal accounting.

We are therefore sending enclosed the new timetable for Akbank's financial disclosure which has also been published on our internet site.

Very truly yours,

Hayri Çulhacı
Strategy & Corporate Communications
EVP

Cenk Göksan
Investor Relations
Department Head

6115-7/2003 (299)

Enclosure:
Timetable for Akbank's Financial Disclosure

File No : 82 - 34825

Timetable for Akbank's Financial Disclosure

Jan	Feb	Mar	Apr	May	Jun
	- BRSA Year-end Financial Statements in Turkish (audited) - BRSA Earnings Release in English	- IFRS Year-end *Financial Statements in English* (audited) - Annual Report in Turkish - General Meeting Agenda *(dividend distribution is after this meeting)*	- BRSA Year-end Financial Statements in English (audited) - Annual Report in English - General Meeting Resolutions	- BRSA 1st Quarter Financial Statements in Turkish (limited review) - BRSA Earnings Release in English	- BRSA 1st Quarter Financial Statements in English (limited review)
- Investor Guide	- Investor Guide	- Investor Guide	- Investor Guide	- Investor Guide	- Investor Guide

Jul	Aug	Sep	Oct	Nov	Dec
	- BRSA First-Half Financial Statements in Turkish (limited review) - BRSA Earnings Release in English	- BRSA First-Half Financial Statements in English (limited review)		- BRSA 3rd Quarter Financial Statements in Turkish (limited review) - BRSA Earnings Release in English	- BRSA 3rd Quarter Financial Statements in English (limited review)
- Investor Guide	- Investor Guide	- Investor Guide	- Investor Guide	- Investor Guide	- Investor Guide